

June 20, 2011

Via Email
Jerry Parrish
Chief Executive Officer and Chief Financial Officer
The Mint Leasing, Inc.
323 N. Loop West
Houston, TX 77008

> **Re: The Mint Leasing, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 000-52051**

Dear Mr. Parrish:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, F-4

1. It appears that you present your Consolidated Statement of Income is accordance with Article 5 of Regulation S-X. Please revise future filings or tell us how your income statement presentation is consistent with the guidance in Article 5-03 of Regulation S-X, emphasis

added to items 2 and 5, since your provision for loan losses is embedded in cost of revenues and not separately disclosed on the face of the income statement.

Notes to Consolidated Financial Statements, page F-7

2. We note ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, became effective the first interim or annual reporting period ending on or after December 15, 2010. Explain why you have not provided the disclosures required. Please advise or revise your 10-K for the year ended December 31, 2010.

Note 2 – Summary of Significant Accounting Policies

Note 11 – Income Taxes, page F-19

3. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under ASC 740-10-30.

Form 10-Q for the Period Ended March 31, 2011

Item 2. Management's Discussion and Analysis or Plan of Operations

Results of Operations for the Three Months Ended March 31, 2011 Compared to the Three Months Ended March 31, 2010, page 5

4. We note your presentation of EBITDA as a non-GAAP measure. Please revise your future filings to present a reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Item 4. Controls and Procedures, page 9

5. We note your disclosure in Management's Annual Report on Internal Control over Financial Reporting on page 22 in the December 31, 2010 10-K that you had two material weaknesses which resulted in a conclusion that your internal controls over financial reporting were ineffective. We further note your conclusion on page 9 in the March 31, 2011 10-Q that your internal controls continue to be ineffective at March 31, 2011. Please tell us the following regarding your assessment of internal controls over financial reporting:

   - Please tell us in detail how you identified the internal control material weaknesses identified in Management's Annual Report on Internal Control over Financial Reporting on page 22 in the December 31, 2010 10-K;

- Please tell us how you determined the extent to which the financial statements of interim or annual periods were affected by these material weaknesses; and
- Please tell us if these material weaknesses were resolved by March 31, 2011 and, if not, any steps taken to correct these material weaknesses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P Nolan
Senior Assistant Chief Accountant